MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

     December 19, 2007

VIA EDGAR AND E-MAIL

Craig Ruckman

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

ruckmanc@sec.gov

Re:	Protective Life and Annuity Insurance Company
Variable Annuity Account A of Protective Life, No. 811-8537
ProtectiveRewards NY Variable Annuity, No. 333-146508
Pre-Effective Amendment No. 1 to Registration Statement on Form N-4

Dear Mr. Ruckman:

On behalf of Protective Life and Annuity Insurance Company (the “Company”) and Variable Annuity Account A of Protective Life (the “Separate Account”), this letter responds to comments with respect to the initial registration of the above-referenced filing that you conveyed to us by letter dated November 30, 2007.  The numbering of our responses corresponds to the numbers of the comments in your letter; references to page numbers, however, refer to Pre-Effective Amendment No. 1.

In addition, enclosed for your convenience is a courtesy copy of the above-referenced filing, which was filed with the Securities and Exchange Commission on December 19, 2007. The enclosed is marked to reflect changes from the initial registration statement made in response to Commission Staff comments.

Acceleration requests from the Company, on behalf of the Separate Account, and from the principal underwriter accompany the filing.

1.                                      General

a.             There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the contracts.  The Company will be primarily responsible for paying out on any guarantees associated with a contract.

b.             The contract name on the front cover of the prospectus in the initial filing, ProtectiveRewards B2A NY Variable Annuity, has been changed to ProtectiveRewards NY Variable Annuity.  The EDGAR class identifier associated with the contract has been changed to conform to the contract’s new name.

2.                                      Fees and Expenses Table (pages 5-7)

a.             In footnote 1 to the table of Owner Transaction Expenses, we have deleted the sentence regarding total surrender charges in order to avoid any misunderstanding with regard to the 7% maximum charge for each surrender.  The cap on total surrender charges is explained fully under the heading “Determining the Surrender Charge” on page 55 of the prospectus.   We included a reference to this discussion in the footnote to the table.

b.             The amount of the ValuPay Fee varies according to the oldest Owner’s age and Net Amount at Risk for a particular contract (i.e., the amount by which the value of that contract’s death benefit exceeds the Contract Value).  It would therefore be impossible to determine in all cases whether the ValuPay Fee could ever be more than the CoverPay Fee for the Maximum Anniversary Value Death Benefit.  Moreover, given that the ValuPay Fee varies with age and Net Amount at Risk, attempting to create a standardized set of examples for all contractholders investing $10,000 in a contract would not be feasible.  This type of fee structure is similar to certain charges assessed under variable life insurance policies, and for similar reasons, expense examples are not required in Form N-6 prospectuses.

c.             We have revised the explanation under the “ValuPay Fee” heading in the Table of Periodic Charges to read “Return of Purchase Payments or Maximum Anniversary Value Death Benefit” in order to clarify that the ValuPay Fee is the same for either death benefit.

d.             We revised the Table of Periodic Charges to show the annual dollar amount for the ValuPay Fee.  To avoid confusion as to the amount of the monthly deduction for the ValuPay Fee, we also included the month charge in parentheses following the annual amount.

e.             As requested, we have inserted a general description of “death benefit values” and “Benefit Base” in the footnotes to the “Periodic Charges” table.  Because the Net Amount at Risk is a defined term, we have not included its definition in the footnote.

f.              As requested, we deleted the description of how the ValuPay Fee shown in the “Periodic Charges” table is calculated.

g.             We believe that, by disclosing in the table the minimum ValuPay Fee at age 50 or less, the maximum ValuPay Fee at age 95 or more, and an example of the ValuPay Fee at age 56 (the average age of Owners), it is clear that the fee increases as the Owner ages.

h.             We believe it is clear that the CoverPay Fee is determined by the value of the death benefit and is not a function of the Owner’s age.

i.              Both the CoverPay Fee and the ValuPay Fee are deducted from current Contract Value, and as such, these fees may diminish the value of the death benefit, to the extent the death benefit equals the current Contract Value.  We do not believe that the prospectus is inconsistent on this point.  With regard to your request that we add a footnote stating that death benefit fee is not assessed after annuitization, we note that the fee table applies to the accumulation phase of the contract only.  See Form N-4, Item 3, Instruction 2.

j.              At your suggestion, we have reformatted the Periodic Charges table to show all charges and footnotes on a single page.

k.             We made the following changes to the presentation of the optional Monthly Death Benefit Fees in the table of Periodic Charges:

•                                          The line showing the Maximum Anniversary Value Death Benefit CoverPay Fee was moved above the line for the Return of Purchase Payments Death Benefit CoverPay Fee;

•                                          The presentation of the ValuPay Fee was reordered so that the maximum charge is shown first, then the fee at age 56, then the minimum charge.

•                                          In addition, the “Example of Charges” section was revised to show the charges for the base contract, i.e., without the SecurePay rider, last.

3.                                      Summary (pages 9-12)

a.             As requested, we revised the last sentence of the “Can I cancel the Contract” paragraph, to provide that in states that require the return of Purchase Payments, the Company will return the greater of Contract Value or Purchase Payments.  We also made this change in the last sentence in the first paragraph of the “Right to Cancel” section on page 26.

b.             We revised the paragraph entitled “Can I transfer amounts in the Contract?” to disclose that “If you purchase the SecurePay rider, your options for transferring Contract Value among the Allocation Options will be restricted in accordance with the rider’s Allocation Guidelines and Restrictions.  (See Guaranteed Minimum Withdrawal Benefit (“SecurePay”) With RightTimeSM Option.).”

c.             The Company does not assess a separate charge for the Persistency Reward.  Because the reward will increase the owner’s Contract Value, the Company may ultimately receive an increase in certain fees and charges after the reward is credited.  This is no different, however, than when the Company receives an increase in certain fees and charges when the Contract Value increases due to favorable investment performance.  Nor does the Company earn any profit from the Persistency Reward, again except to the extent that certain fees and charges paid to the Company are based upon an increase in the Contract Value.  The prospectus discloses that the Company may profit from the fees and charges assessed under the Contract (including on page 28 when discussing the Persistency Reward).  We do not believe any change is necessary.

d.             As requested, in the “Secure Pay” paragraph of the Summary we have stated that aggregate annual withdrawals in excess of the prescribed limits will adversely affect future withdrawals.  We also revised the paragraph to indicate that withdrawals may begin after the person(s) designated under the rider reaches age 59 ½.

4.             Condensed Financial Information (page 12).  We moved the paragraph entitled “Where may I find financial information about the sub-accounts” that was the next-to-last paragraph in the Summary to the end of the Summary.  This paragraph includes a cross-reference to Appendix D and indicates where the required financial statements may be found.

5.             High Income Fund/VA, Service Shares (page 18).  We added the statement that “such high yield securities are commonly known as junk bonds.”  We also revised the description of the High Income Fund to conform to the Fund’s investment objective, as stated in its current prospectus.  The description now indicates that the Fund “seeks a high level of current income by investing mainly in a diversified portfolio of high-yield, lower grade, fixed-income securities.”

6.             12b-1 Fees (Page 21).  We do not offer any fund of funds as investment options under the contract.

7.             The DCA Fixed Account(s) (pages 36-37)

a.             As requested, we revised the last sentence of the first paragraph of this section to read that the fixed accounts “are,” rather than “may be,” subject to certain generally applicable provisions of the federal securities law.

b.             As requested, we added a sentence in the third paragraph of this section to the effect that the assets in the DCA Fixed Accounts are subject to claims by creditors of Protective Life.

8.             Guaranteed Minimum Withdrawal Benefit With RightTime Option (p.40).  “SecurePay Withdrawals” is a defined term, as is “Excess Withdrawals.”  Changing the definition of the term to state that “SecurePay Withdrawals” are withdrawals that comply with the restrictions imposed by the rider would reduce the clarity of the definition and is unnecessary in light of the other disclosure explaining the restrictions imposed on the SecurePay rider.

9.             Allocation Guidelines and Restrictions (pp. 43-44)

a.             The Model Portfolios are not structured as “fund of funds” for any contractowner (whether or not the SecurePay rider is elected).  They are not offered through subaccounts that invest in fund of funds arrangements.  In fact, the Model Portfolios are not offered at all as investment options under the contract.  Rather, the Model Portfolios are asset allocation programs established by an independent third party and made available by the Company to allow contractowners a means of allocating Contract Value across the contract’s investment options in accordance with specified asset allocation strategies.

Information pertaining to the Model Portfolios is provided by sales representatives in a separate brochure to interested contractowners, and any contractowner may request that the Company allocate his or her Contract Value in accordance with a Model Portfolio.  Those who elect the SecurePay rider, however, must choose from among four of the five Model Portfolios when allocating their Contract Value.

b.             We revised the section of the prospectus entitled “Asset Allocation Models” to indicate that pursuant to an agreement with the Company, Mesirow Financial, a diversified financial services firm and registered investment adviser, determines the composition of the Model Portfolios; that there is no investment advisory relationship between Mesirow Financial and contractowners, and that, in the future, the Company may modify or discontinue its arrangement with Mesirow, in which case the Company may contract with another firm to provide similar asset association models, or may provide its own asset allocation models.

The Model Portfolios are “static” asset allocation programs.  As indicated in the prospectus, once a contractowner allocates Contract Value in accordance with a particular Model Portfolio, the Contract Value will not be reallocated if the composition of the Model Portfolio is changed.  The SEC Staff has not required an advisory relationship in connection with static asset allocation programs.

c.             The Company respectfully submits that the prospectus already discloses sufficient information regarding the name (which indicates its type), asset composition, and strategies of each Model Portfolio.  For example, the prospectus makes clear that the Balanced Model Portfolio represents a target allocation of approximately 60% in equity and 40%% in fixed income investments.  The Company also respectfully notes that the level of disclosure provided for each Model Portfolio is consistent with, if not more than, that provided for each investment option offered under the Contract, and perhaps more than that generally provided for static asset allocation programs.

d.             Because the Model Portfolios are static asset allocation programs, notice of allocation model changes are not distributed to contractowners.  Doing so could be viewed as establishing a dynamic “opt-in” asset allocation program.

e.             As indicated below, a contractholder may annuitize a contract at any time - there is no restriction on an owner’s ability to annuitize under the Contract.  We have revised the annuitization section of the prospectus to provide that a contractholder may choose an annuitization date other than the default date (age 95).  In the SecurePay rider section of the prospectus, the termination discussion makes clear that annuitization of the contract will terminate the rider.  We do not believe that this is inconsistent with the point that the rider cannot be terminated for 10 years following election (an owner also may take action that terminates the rider by surrendering the Contract, changing the designation of a Covered Person on or after the Benefit Election Date, or failing to comply with the Allocation Guidelines and Restrictions).  We do not believe that additional disclosure on this point is necessary.

With respect to the effect on funds in an asset allocation model once the Owner annuitizes the contract, the Rider — and with it, the Allocation Guidelines and Restrictions – terminates and the Contract Value is applied to any of the available annuitization options available under the contract.  We do not believe that additional disclosure on this point is necessary.

10.          Determining the Amount of Your SecurePay Withdrawals (p.45).  The manner in which the Maximum Withdrawal Percentage is calculated, including the fact that it is determined only once on the Benefit Election Date, already is explained fully in this section of the prospectus.

11.          SecurePay ME (pp. 46-47).  We have revised the third sentence from the end of the last paragraph of the section entitled “SecurePay ME” to clarify that the increase in AWA because of a medical impairment is due to an increased Maximum Withdrawal Percentage (and not the amount of the AWA) that is 0.25% to 2.00% higher than what it would otherwise be.

We also revised the next-to-last sentence of this paragraph to state that “The amount of any increase in the Maximum Withdrawal Percentage that we may make available under the SecurePay ME feature may change from time to time” in order to clarify that it is the increase in the Maximum Withdrawal Percentage, and not the amount of an Owner’s withdrawals, that may change.  As previously indicated, once the Maximum Withdrawal Percentage is determined on the Benefit Election Date, it is fixed for the remainder of the rider’s term.  Thus, any change to the increase “from time to time” must refer to future applications for an increased AWA by other contractholders, and not any change with respect to an owner who is already receiving an increased AWA under the SecurePay ME.

The contractholder has no right to appeal the Company’s determination of an increased table rating and the amount of any increase in the Annual Withdrawal Amount.  The prospectus already states that the increased table rating is within the Company’s “sole discretion.”  Accordingly, we made no additional change to this discussion.

12.          Calculating the Benefit Base Before the Benefit Election Date (p.49).  We have revised the paragraph describing the SecurePay Anniversary Value in plain English to clearly state at the beginning of the section the effect the SecurePay Anniversary Value may have on the Benefit Base.

13.          Calculating the Benefit Base On or After the Benefit Election Date (pp. 49-51).

a.             We do not understand how the statement describing the manner in which the Benefit Base is calculated after the Benefit Election Date might suggest that a contractowner may make Purchase Payments on or after the Benefit Election Date, particularly in light of statements elsewhere in the prospectus that the contractholder may not make any purchase payments on or after the Benefit Election Date.  We do not believe the two are related, and accordingly, we have made no change in response to your comment.

We note that under “Beginning Your SecurePay Withdrawals,” the prospectus has been revised to state that

In most cases, if the Company receives a Purchase Payment on or after the Benefit Election Date, the Company will return it to the address on file. If the amount of the Purchase Payment would be sufficient to purchase another Contract, however, you will be given the option of purchasing a new Contract.

b.             We believe that it is clear that termination of the SecurePay rider terminates the right to make withdrawals under the Rider, and that the prospectus already discloses adequately that the Rider terminates upon annuitization. Under “Benefit Available on Maximum Annuity Commencement Date,” the prospectus states that the “SecurePay rider will terminate on the Annuity Commencement Date.”  In addition, the discussion under “Terminating the SecurePay Rider” on page 52 of the prospectus makes clear that the Rider terminates on the Annuity Commencement Date.  We do not believe that any additional disclosure is necessary, and could be confusing if added to the discussion of SecurePay Withdrawals.

c.             We have deleted the third full paragraph on page 50 as redundant.

14.           Purchasing a New SecurePay Rider after Termination of the Prior SecurePay Rider (pp.53-54).  We believe that there already is a clear distinction in the prospectus between the five-year waiting period, which is the amount of time that must pass before purchase of a new rider following termination, and the two-year waiting period, which is the amount of time that must pass before an owner may request an increase in the Annual Withdrawal Amount due to certain medical conditions.

15.           Annuity Commencement Date (page 63).  A contractholder may annuitize a contract at any time, i.e., there is no “earliest” annuitization date.  We have revised the discussion to provide that a contractholder may choose an annuitization date other than the default date (age 95).  We also revised the discussion under “Changing the Annuity Commencement Date” to make the requirements for choosing a different annuitization date clearer in that section.  We made conforming revisions to the Example of Charges section (page 7).

16.           Changing the Annuity Commencement Date (page 63).  The contractholder may elect a variable payment option if a new Annuity Commencement Date that is less than 3 years after the most recent Purchase Payment is selected.  We believe that the revisions made in response to your comment 15 make this clear.  Accordingly, we made no changes to the prospectus in response to this comment.

17.           Annuity Options (page 65).   As requested, we added a statement that the company will give notice before annuitizing utilizing the default option.

18.           General Matters (pages 77-78).  In response to your request, we deleted the first paragraph of this section titled “The Contracts.”

19.          Appendix E.  We corrected the typographical error in footnote (N).  The correct amount is $269,046.

20.           Part C.  The Power of Attorney filed with the initial registration specifically related to this registration statement, and was never filed in another registration statement.

21.           Exhibits.  In accordance with my telephone conversation with Sally Samuel with regard to the Registration Statement on Form N-4 for Protective Variable Annuity Separate Account, Protective Access XL contracts (File Nos. 333-145621 and 811-05618), we understand that the Staff has determined to waive its request that we include the exhibit number in the original filing for all documents incorporated by reference.

22.           Financial Statement, Exhibits, and Other Information.   We have included in the pre-effective amendment filing all financial statements, exhibits, and other required or missing disclosure not included in the initial registration statement.

If you have any questions or would like to discuss our revisions, please let me know.  The Company acknowledges that, with respect to the above-referenced filing:

•                                          Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company, on behalf of the Separate Account, may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the filing is complete and responds to all Commission Staff comments.  We respectfully request that the Staff review the filing as soon as possible.  As noted above, requests for acceleration from the Company, on behalf of the Separate Account, and from the principal underwriter accompany the filing and seek acceleration of the effectiveness of the registration statement to December 28, 2007 or as soon as practicable thereafter. Any assistance you can provide to assist us in meeting this request would be very much appreciated.

If you have any questions, or require any additional information, please contact me at 205.268.3581. You may also contact Elisabeth Bentzinger with Sutherland, Asbill & Brennan at 202.383.0717.  We thank you for your assistance with this filing.

Very truly yours,

/s/ Max Berueffy
Max Berueffy

Attachment

cc.	Elisabeth Bentzinger, Esq.
Sutherland Asbill & Brennan